April 9, 2013
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention:     Kathleen Collins, Accounting Branch Chief
    Melissa Kindelan, Staff Accountant
Luna Bloom, Staff Attorney
Jan Woo, Staff Attorney

Re:    Epicor Software Corporation
Form 10-K for Fiscal Year Ended September 30, 2012
Filed December 12, 2012
File No. 333-178959
Ladies and Gentlemen:
Epicor Software Corporation (the “Company”) is submitting this letter in response to the comments from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated March 15, 2013 (the “Second Comment Letter”). For purposes of this letter, the “Initial Comment Letter” refers to the letter from the Staff dated February 8, 2013 and “Prior Response” refers to our letter dated February 25, 2013. For your convenience, we have repeated your comments 1 through 9 below in italics, and the headings and numbered responses in this response letter correspond to the headings and numbered comments contained in the Second Comment Letter. Please feel free to contact John Ireland, Senior Vice President and General Counsel of the Company, at the numbers at the end of this response letter with any further questions or comments you may have.
Form 10-K for Fiscal Year Ended September 30, 2012
General

1.
We note your response to prior comment 1 that you are a “voluntary filer.” Please ensure that the cover pages of your periodic reports indicate that you are not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act and that you have not been subject to such filing requirements for the past 90 days.

We acknowledge the Staff's comment and will ensure that the cover pages of our periodic reports correctly reflect that we are not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act and that we have not been subject to such filing requirements for the past 90 days.

Management's Discussion and Analysis of Results of Operations and Financial Condition
Results of Operations
Year Ended September 30, 2012 (Successor) compared to the Year Ended September 30, 2011 (Predecessor/Successor)(Non-GAAP), page 33

2.
We note from your response to our prior comment 3 that you believe a discussion comparing the historical results of operations would not be meaningful to investors because the principal reasons for the differences in the results would be due to the differences in the number of months of activity of certain entities in each period compared. We believe that discussing such differences would be meaningful as it would explain fluctuations and provide clearer context for the historical amounts. Further we note that the explanations currently included on the combined amounts focus on the differences in the number of months activity. Please explain further why you believe an analysis on historical amounts would not be meaningful as required by Item 303(a) of Regulation S-K or tell us your consideration to revise your filing accordingly.

We acknowledge the Staff's comment that a separate discussion comparing the historical results of operations of all predecessor and successor periods presented in our filings is required pursuant to Item 303(a) of Regulation S-K and respectfully submit that we do not believe it is necessary to revise our Form 10-K for the fiscal year ended September 30, 2012. Specifically, we believe that our presentation of the historical results of operations on a combined basis provided investors with information that is at least as meaningful to facilitate a comprehension of known trends and uncertainties for such periods as would be provided by a separate discussion comparing the historical results of operations of all predecessor and successor periods since it allows investors to easily see how much of the year over year changes were attributable to Activant Solutions Inc. (“Predecessor”) underlying business during the twelve month period of 2011 as well as the increases which were attributable to the inorganic growth as a result of including the results of “legacy Epicor” from March 25, 2011 (“Inception”) to September 30, 2011. For illustration purposes, we have included an example of the results of operations discussion based on the historical financial statements for the year ended September 30, 2012 compared to the period from Inception to September 30, 2011 and for the year ended September 30, 2012 compared to the period from October 1, 2012 to May 15, 2011 (Predecessor).  See attachment 1. As reflected in attachment 1, the principal reason for the differences in such results of operations is the comparison of a twelve month period with a four and one half month period and the comparison of a twelve month period with a seven and one half month period. We respectfully advise the Staff that in future filings that require disclosure of our results for periods that include both the predecessor and successor periods, we will not base our results of operations discussion on combined financial information, but rather, we will compare the historical periods presented in the financial statements.

3.
In response to our prior comment 4 you state that supplementally including pro forma financial statements would potentially be confusing to investors as a result of having to include a significant discussion of how the pro forma financial information was presented as well as a description of all of the adjustments. Based on the pro forma consolidated statement of operations you presented in the Form S-4 filed on January 11, 2012, the adjustments do not appear to be complex or confusing, nor does it seem as if they would require a significant amount of discussion regarding how they were prepared. We further believe it would be misleading to only present combined statements without the appropriate pro forma adjustments. Please explain further why you believe presenting pro forma financial statements would not be useful to investors or tell us your consideration to revise your filing accordingly.

We acknowledge the Staff's comment and considered the guidance provided in Section 9220 of the Division of Corporation Finance's Financial Reporting Manual which provides that it is inappropriate to combine information for pre-and post-transaction periods without reflecting all relevant pro forma adjustments required by Article 11 of Regulation S-X.  The Company believes that presenting the actual results on a combined basis facilitates a comprehensive and meaningful discussion of our results of operations and that the presentation of pro forma financial information, as required by Article 11 of Regulation S-X, would significantly complicate the comparison and understanding of the financial results in the periods presented.  We respectfully submit that we believe that our presentation of results on a combined basis without including pro forma adjustments provides investors with information necessary to fully understand our results of operations for the fiscal year ended September 30, 2012 and that such presentation is not misleading and therefore it is not necessary to revise our Form 10-K for the fiscal year ended September 30, 2012.  Because the Company believes that including pro forma financial information would not provide meaningful information or be useful to investors, and would potentially be confusing, we respectfully advise the Staff that in future filings that require disclosure of our results for periods that include both the predecessor and successor periods, we will not base our results of operations discussion on combined financial information, but rather, we will compare the historical periods presented in the financial statements eliminating the requirement for pro forma financial information.  For illustration purposes, we have included an example of the results of operations discussion for the year ended September 30, 2012 compared to the period from Inception to September 30, 2011 and for the year ended September 30, 2012 compared to the period from October 1, 2012 to May 15, 2011 (Predecessor).  See attachment 1.

Liquidity and Capital Resources
Cash Flows, page 50

4.
We note your response to our prior comment 6, in which you explain that discussing certain combined historical liquidity information is beneficial to investors. However, you do not appear to discuss the combined information other than to state certain totals and then discuss the individual periods in fiscal 2011 (predecessor period and the period from inception to September 30, 2011). Further, it is not clear how the total combined amounts were derived. Please remove the reference to the combined amounts in your liquidity disclosure and include only the discussion of the individual periods in fiscal 2011 as currently presented.

We respectfully advise the Staff that the combined cash flow numbers for fiscal 2011 were derived as the arithmetic sum of the period from October 1, 2010 to May 15, 2011 (Predecessor) and the period from Inception to September 30, 2011 (Successor). The Company included the combined liquidity information in order to provide a consistent presentation with the results of operations section of the MD&A, however, we then discuss the individual periods because the Company determined that was the least complex manner to discuss cash flows due to the fact that the financial statements covered periods of different duration. In future filings we will eliminate all references to the combined periods in our liquidity section.
Notes to Consolidated Financial Statements
Note 1. Basis of Presentation and Accounting Policy Information
Revenue Recognition, page 67

5.
We note from your response to prior comment 8 that 82% and 0.5% of your service revenues are derived from maintenance agreements and SaaS agreements, respectively. As such, it appears that approximately 17.5% of your services revenues are derived from content and supply chain services, which according to your disclosures on page 31 are generally provided on a subscription basis. Tell us your consideration to disclose your revenue recognition policy for this revenue stream in your financial statement footnote disclosures, including typical subscription terms and billing frequency.

We respectfully advise the Staff that approximately 18% of fiscal year ended 2012 support revenues were generated from content and supply chain services (including the 0.5% of SaaS as previously communicated). In future filings, the Company will include a description of its revenue recognition policy for content and supply chain services in its summary of significant accounting policies, including a statement that such services are generally provided on a subscription basis and consist of a single deliverable. Additionally, the Company will disclose typical subscription terms and billing frequency for these revenue streams.

The Company plans to include the following paragraph in the significant accounting policies footnote of its fiscal 2013 10-K (in bold, italic type):

Revenue Recognition for Content and Supply Chain Services

We recognize revenue for our content and supply chain services ratably over the contract term primarily commencing with the date the services are made available to customers and all other revenue recognition criteria have been satisfied. Most of our content and supply chain services customer base is on monthly terms and accordingly we bill for these services monthly. Additionally, these services are not typically bundled with other service offerings.

Note 4. Goodwill, page 79

6.
We note your response to our prior comment 10. Supplementally tell us the percentage by which the fair value exceeded the carrying value for each of your reporting units when you performed your July 1, 2012 goodwill impairment analysis. Also, tell us your consideration to include a discussion of the possible impairment indicators that you consider as part of your goodwill impairment analysis in future filing to add further context to your current statement that “[i]f such conditions exist in the future we may be required to record impairment....” Please provide us with any proposed draft disclosures.

We respectfully advise the Staff that the following table presents the percentages by which the fair value exceeded the carrying value of each of its reporting units as of July 1, 2012:

Reporting Unit	Percent by which Fair Value Exceeds Carrying Value
ERP Americas	10%
ERP APAC	70%
ERP EMEA	41%
Retail Hardgoods	16%
Retail Softgoods	37%

Additionally, the Company respectfully advises the Staff that in future filings, the Company will include the following discussion (in bold, italic type) of the possible impairment indicators the Company considers as part of its goodwill impairment analysis:

We perform an impairment test on an annual basis on July 1. In addition, on a quarterly basis, we review for impairment indicators which could impact the fair value of our reporting units. Conditions which could indicate that the fair value of a reporting unit has declined include the following:

•	Macroeconomic conditions such as a deterioration in general economic conditions, limitations on accessing capital and other developments in financial markets;

•
Industry and market considerations such as a deterioration in the environment in which the reporting unit operates, an increased competitive environment, a decline in market-dependent multiples or metrics (considered in both absolute terms and relative to peers), a change in the market for a reporting units products or services, or a regulatory or political development;

•	Overall financial performance such as negative or declining cash flows or a decline in revenue or earnings compared with actual and projected results of relevant prior periods.

As of September 30, 2012, none of the above indicators of impairment were present. Should such conditions arise in between annual goodwill impairment tests, we will perform an interim goodwill impairment test and record an impairment if we determine that the carrying value of a reporting unit's goodwill exceeds its fair value.

7.
We note your response to prior comment 11 where you state that the $9.3 million adjustment to goodwill was the result of an error in the original purchase price accounting. Please explain further the basis for such adjustment and specifically address how you determined that this was the correction of an error versus an adjustment that should have been reflected in earnings. In addition, to the extent that this adjustment qualifies as the correction of an error, tell us why you believe your current disclosures adequately characterize this adjustment as such or revise your disclosures accordingly in future filings.

We respectfully advise the Staff that the Company determined that the $9.3 million adjustment to the initial purchase price allocation for deferred tax liabilities was the result of two errors. The errors below were identified as part of our year-end tax provision process:

During the fourth quarter of fiscal 2012 the Company determined that an error was made in the recording of acquired intangible assets. Certain intangible assets were recorded on the Company's Canadian entity's set of books; however, they should have been recorded on the Company's U.S. entity's set of books. As a result of the legal entity classification error, the Company calculated certain deferred tax liabilities using incorrect country tax rates. As the deferred tax liability calculations were the result of the original acquisition accounting and they did not correctly reflect the conditions that existed at the time of the acquisition, the Company determined that the resulting $6.7 million adjustment to deferred tax liabilities represented a correction of an error.

In addition, during the fourth quarter of fiscal 2012, the Company determined the blended state tax rate applied to deferred taxes in the original acquisition accounting contained an error. The blended state tax rate applied to the original purchase price allocation was 2.57%, however, the rate applied should have been 2.9%. The incorrect rate was applied as a result of a formula error in the state tax rate spreadsheet. This error resulted in an additional $2.6 million adjustment to increase the deferred tax liability and goodwill. As the deferred tax liability calculations were the result of the acquisition accounting, and they did not correctly reflect the conditions that existed at the time of the acquisition, the Company determined that the resulting $2.6 million adjustment to deferred tax liabilities also represented a correction of an error.

In future filings, the Company will supplement the current disclosure stating how we determined that these adjustments were a correction of an error in the original purchase price accounting as follows:

During our fiscal 2012 fourth quarter, we recorded a $9.3 million adjustment to increase goodwill and deferred tax liabilities assumed. This adjustment was the result of an error in our initial acquisition accounting associated with intangible assets as part of the business combination and associated tax rates applied by country as well as an error in the calculation of the blended state tax rate applied. The above table and the accompanying consolidated balance sheets as of September 30, 2013 and September 30, 2012 reflect the impact of this adjustment.
Note 10. Restricted Partnership Unit Plan and Stock Based Compensation Plans, page 91

8.
We note your response to our prior comment 14. It appears that you recorded an expense related to a portion of the unvested Annual Units; however, we note from your disclosure on page 92 that these units vest ratably over 4 years based on the holder's continued employment with the company. Please explain further your basis for recognizing an expense for a portion of the unvested Annual Units with reference to specific accounting guidance followed.

We respectfully advise the Staff that we recognize compensation expense for each vesting tranche over its vesting period, using the accelerated expense attribution method specified in ASC 718-10-35-8a. As a result, the Company has recognized compensation cost for tranches which have been granted but which have not yet vested. In future filings, the Company will include the following disclosure regarding expense attribution for Annual Units as follows:

Annual Units vest ratably over 4 years based on the holder's continued employment with the Company. Twenty-five percent of the units vest one year after the grant date or an earlier date as specified in the grant agreement. The remaining seventy-five percent vest in twelve equal quarterly installments after the first vest date for the grant. The Company recognizes compensation cost for Annual units using the accelerated expense attribution method, which separately recognizes compensation cost for each vesting tranche over its vesting period.
Certain Relationships and Related Party Transactions and Director Independence, page 139
Policies and Procedures for Review and Approval of Related Party Transactions, page 140

9.
We note your response to prior comment 20 that your policies and procedures for review of related party transactions was included on pages 140 - 141 of your Form 10-K. It remains unclear whether your audit committee charter itself contains the specific policies, procedures, and standards to be applied by your audit committee in evaluating such transactions. In your response letter, please provide a more fulsome discussion of the specific features of such policies and procedures, such as the standards used to evaluate related party transactions. Confirm that you will include this information as well as a statement of whether such policies and procedures are in writing in future filings. We refer you to Item 404(b)(1) of Regulation S-K.

We respectfully advise the Staff that the Company's Audit Committee charter provides in relevant part that, “The [Audit] Committee shall review and approve all transactions between the Company and a related person for which review or approval is required by applicable law or that are required to be disclosed in the Company's financial statements or SEC filings.” Accordingly, the Audit Committee is required to review and approve all transactions required to be disclosed under Item 404(a) of Regulation S-K (“related party transactions”).

We advise the Staff that the Company uses various methods to identify potential related party transactions, including an annual “conflict of interest” survey pursuant to which employees of the Company who report to the Chief Executive Officer or the Chief Financial Officer, generally, vice-presidents and above, identify transactions in which they have an interest as well as certain personal and business relationships. Similarly, directors and officers annually complete a questionnaire in which they also identify transactions that may be required to be disclosed under Item 404(a) of Regulation S-K, as well as certain personal and business relationships. Information regarding a person's affiliations and relationships is tracked internally to aid in the identification of potentially related party transactions on a real-time basis as they arise throughout the year. Identified transactions are reviewed by management, including by internal legal counsel, and, as necessary, approved, by management. In addition, pursuant to the Company's code of conduct, employees, directors and officers have an affirmative obligation to disclose any potential conflicts of interest. To the extent any transactions are identified that may be required to be disclosed pursuant to Item 404(a) of Regulation S-K, in the Company's financial statements or otherwise, such transactions would be presented to the Audit Committee for approval. Finally, the Company has a single stockholder, so any material transactions between the Company and such stockholder would be reviewed by the Audit Committee. As of the date of the Form 10-K, there had been no related party transactions identified for approval by the Audit Committee. The Company confirms that it will include more enhanced disclosure of its policies and procedures with respect to related party transactions as required in future filings, including a statement of whether such policies and procedures are in writing.

* * * * *
The Company also acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should the Staff have any additional comments or questions, please contact me at (949) 585-4225. We respectfully request that the Staff confirm that it has no additional requests or comments.

Very truly yours,

/s/ John D. Ireland
John D. Ireland
Senior Vice President and General Counsel

cc: Lisa L. Stimmell and Melinda Anderson, Wilson Sonsini Goodrich & Rosati

Attachment 1 - Results of Operations

Results of Operations
Year Ended September 30, 2012 Compared to the period from Inception to September 30, 2011

Total revenues

Our total revenues were $855.5 million for the year ended September 30, 2012 as compared to $304.8 million for the period from Inception to September 30, 2011. Total revenues increased by $550.7 million, or 181%, for the year ended September 30, 2012 as compared to the period from Inception to September 30, 2011. The increase was primarily attributable to the comparison of a twelve month period with a four and one half month period as well as a $13.5 million decrease in deferred revenue purchase accounting adjustments, partially offset by the seasonally high systems revenues for the period from Inception to September 30, 2011 which was primarily comprised of our fiscal fourth quarter which typically has the highest license and hardware revenue of any quarter. See Note 19- Quarterly Information (unaudited), to our audited consolidated financial statements for a summary of our results by quarter.

The following table sets forth, for the periods indicated, our segment revenues by systems and services and the variance thereof:

	Year Ended	Inception to
(in thousands, except percentages)	September 30, 2012	September 30, 2011	Variance $	Variance %
ERP revenues:
Systems:
License	$100,395	$46,796	$53,599	115%
Professional services	128,712	48,457	80,255	166%
Hardware	15,489	5,913	9,576	162%
Other	504	185	319	172%
Total systems	245,100	101,351	143,749	142%
Services	270,100	77,567	192,533	248%
Total ERP revenues	515,200	178,918	336,282	188%
Retail Solutions revenues:
Systems:
License	20,698	6,310	14,388	228%
Professional services	36,334	13,836	22,498	163%
Hardware	19,708	8,785	10,923	124%
Other	—	—	—	—
Total systems	76,740	28,931	47,809	165%
Services	61,374	23,437	37,937	162%
Total Retail Solutions revenues	138,114	52,368	85,746	164%
Retail Distribution revenues:
Systems:
License	18,078	5,930	12,148	205%
Professional services	12,821	4,016	8,805	219%
Hardware	17,946	7,867	10,079	128%
Other	4,802	2,071	2,731	132%
Total systems	53,647	19,884	33,763	170%
Services	148,496	53,585	94,911	177%
Total Retail Distribution revenues	202,143	73,469	128,674	175%
Total revenues:
Systems:
License	139,171	59,036	80,135	136%
Professional services	177,867	66,309	111,558	168%
Hardware	53,143	22,565	30,578	136%
Other	5,306	2,256	3,050	135%
Total systems	375,487	150,166	225,321	150%
Services	479,970	154,589	325,381	210%
Total revenues	$855,457	$304,755	$550,702	181%

Our ERP, Retail Solutions and Retail Distribution segments accounted for approximately 60%, 16% and 24%, respectively, of our revenues during the year ended September 30, 2012. This compares to the period from Inception to September 30, 2011, in which our ERP, Retail Solutions and Retail Distribution segments accounted for approximately 59%, 17% and 24%, respectively, of our revenues. See Note 13 – Segment Reporting, to our audited consolidated financial statements for further information on our segments, including a summary of our segment revenues and contribution margin.

The following table sets forth, for the periods indicated, our Non-GAAP segment revenues by systems and services excluding the impact of deferred revenue purchase accounting adjustments. Segment revenues excluding the impact of deferred revenue purchase accounting adjustments do not represent GAAP revenues for our segments and should not be viewed as alternatives for GAAP revenues. We use segment revenues excluding the impact of deferred revenue purchase accounting adjustments in order to compare the results of our segments on a comparable basis.

	Year Ended	Inception to
(in thousands, except percentages)	September 30, 2012	September 30, 2011	Variance $	Variance %
Systems revenues:
ERP	$245,521	$102,651	$142,870	139%
Retail Solutions	77,384	28,930	48,454	167%
Retail Distribution	54,151	21,091	33,060	157%
Deferred revenue purchase accounting adjustment	(1,569)	(2,506)	937	(37)%
Total systems revenues	375,487	150,166	225,321	150%
Services revenues:
ERP	282,843	103,035	179,808	175%
Retail Solutions	62,497	23,437	39,060	167%
Retail Distribution	148,850	54,883	93,967	171%
Deferred revenue purchase accounting adjustment	(14,220)	(26,766)	12,546	(47)%
Total services revenues	479,970	154,589	325,381	210%
Total revenues:
ERP	528,364	205,686	322,678	157%
Retail Solutions	139,881	52,367	87,514	167%
Retail Distribution	203,001	75,974	127,027	167%
Deferred revenue purchase accounting adjustment	(15,789)	(29,272)	13,483	(46)%
Total revenues	$855,457	$304,755	$550,702	181%

The following amounts are stated net of deferred revenue purchase accounting adjustments.

•
ERP revenues - ERP revenues were $515.2 million for the year ended September 30, 2012 as compared to $178.9 million for the period from Inception to September 30, 2011. ERP revenues increased by $336.3 million, or 188%, for the year ended September 30, 2012 compared to the period from Inception to September 30, 2011. The increase was primarily attributable to the comparison of a twelve month period with a four and one half month period as well as a $13.6 million decrease in deferred revenue purchase accounting adjustments, partially offset by seasonally higher fiscal fourth quarter systems revenues for the period from Inception to September 30, 2011.

◦
ERP systems revenues for the year ended September 30, 2012 were $245.1 million compared to $101.4 million for the period from Inception to September 30, 2011. ERP systems revenues increased by $143.7 million, or 142%, primarily as a result of the comparison of a twelve month period with a four and one half month period as well as a $0.9 million decrease in deferred revenue purchase accounting adjustments, partially offset by higher fiscal fourth quarter license and hardware revenues for the period from Inception to September 30, 2011.

◦
ERP services revenues were $270.1 million for the year ended September 30, 2012 compared to $77.6 million for the period from Inception to September 30, 2011. ERP services revenues increased by $192.5 million, or 248%, primarily as a result of the comparison of a twelve month period with a four and one half month period, as well as a $12.7 million decrease in deferred revenue purchase accounting adjustments and support prices increases, partially offset by legacy platform attrition.

•
Retail Solutions revenues - Retail Solutions revenues were $138.1 million for the year ended September 30, 2012 as compared to $52.4 million for the period from Inception to September 30, 2011. Retail Solutions revenues increased by $85.7 million, or 164%, for the year ended September 30, 2012 compared to the period from Inception to September 30, 2011, primarily as a result of the comparison of a twelve month period with a four and one half month period. Retail Solutions systems revenues increased by $47.8 million, or 165%, primarily as a result of the comparison of a twelve month period to a four and one half month period. Additionally we recognized a higher mix of license revenues and lower mix of hardware revenue in the year ended September 30, 2012 due to large strategic deals. Retail Solutions services revenues increased by $37.9 million, or 162%, primarily as a result of the comparison of a twelve month period with a four and one half month period.

•
Retail Distribution revenues - Retail Distribution revenues were $202.1 million for the year ended September 30, 2012 compared to $73.5 million for the period from Inception to September 30, 2011. Retail Distribution revenues increased by $128.6 million, or 175%, for the year ended September 30, 2012 compared to the period from Inception to September 30, 2011, primarily as a result of the comparison of a twelve month period with a four and one half month period as well as a $1.9 million increase as a result of our acquisition of Internet Auto Parts, Inc. Retail Distribution systems revenues increased by $33.7 million, or 170%, primarily as a result of the comparison of a twelve month period with a four and one half month period. Retail Distribution services revenues increased by $94.9 million, or 177%, primarily as a result of the comparison of a twelve month period with a four and one half month period as well as a $1.9 million increase as a result of our acquisition of Internet Auto Parts, Inc. and support price increase partially offset by legacy platform attrition.

Total operating and other expenses
The following table sets forth our operating and other expenses for the periods indicated and the variance thereof:

	Year Ended	Inception to
(in thousands, except percentages)	September 30, 2012	September 30, 2011	Variance $	Variance %
Cost of systems revenues	$211,814	$81,272	$130,542	161%
Cost of services revenues	144,590	52,240	92,350	177%
Total cost of revenues	356,404	133,512	222,892	167%
Sales and marketing	147,446	53,657	93,789	175%
Product development	83,304	31,417	51,887	165%
General and administrative	75,702	27,611	48,091	174%
Depreciation and amortization	138,985	50,716	88,269	174%
Acquisition-related costs	8,845	42,581	(33,736)	(79)%
Restructuring costs	4,776	11,049	(6,273)	(57)%
Total other operating expenses	459,058	217,031	242,027	112%
Interest expense	(90,483)	(36,643)	(53,840)	147%
Other expense, net	(133)	(257)	124	(48)%
Income tax benefit	(11,535)	(26,720)	15,185	(57)%

•
Cost of systems revenues - Cost of systems revenues was $211.8 million for the year ended September 30, 2012 as compared to $81.3 million for the period from Inception to September 30, 2011. Cost of systems revenues increased by $130.5 million, or 161%, for the year ended September 30, 2012 compared to the period from Inception to September 30, 2011 primarily as a result of the comparison of a twelve month period with a four and one half month period, partially offset by higher cost of systems revenues due to seasonally higher fiscal fourth quarter systems revenues for the period from Inception to September 30, 2011. See Note 19 – Quarterly Information (unaudited) to our audited consolidated financial statements for a summary of our results by quarter.

•
Cost of services revenues - Cost of services revenues was $144.6 million for the year ended September 30, 2012 compared to $52.2 million for the period from Inception to September 30, 2011. Cost of services revenues increased by $92.4 million, or 177%, for the year ended September 30, 2012 compared to the period from Inception to September 30, 2011, primarily as a result of the comparison of a twelve month period with a four and one half month period, as well as an increase in the run rate of employee related expenses predominantly relating to benefits and incentive compensation.

Total other operating expenses were $459.1 million for the year ended September 30, 2012 as compared to $217.0 million for the period from Inception to September 30, 2011. Total other operating expenses increased by $242.0 million, or 112%, for the year ended September 30, 2012 compared to the period from Inception to September 30, 2011. The increase was primarily attributable to the comparison of a twelve month period with a four and one half month period, partially offset by decreases in acquisition-related costs and restructuring costs.

•
Sales and marketing - Sales and marketing expenses were $147.4 million for the year ended September 30, 2012 as compared to $53.6 million for the period from Inception to September 30, 2011. Sales and marketing expenses increased by $93.8 million, or 175%, for the year ended September 30, 2012 as compared to the period from Inception to September 30, 2011. The increase was primarily attributable to the comparison of a twelve month period with a four and one half month period, as well a $2.1 million increase in share based compensation expense and approximately a three million dollar increase in the run rate of other employee related costs.

•
Product development - Product development expenses were $83.3 million for the year ended September 30, 2012, as compared to $31.4 million for the period from Inception to September 30, 2011. Product development expenses increased by $51.9 million, or 165%, for the year ended September 30, 2012 compared to the period from Inception to September 30, 2011. The increase was primarily a result of the comparison of a twelve month period with a four and one half month period, as well as approximately a $1.1 million increase in share based compensation expense.

•
General and administrative - General and administrative expenses were $75.7 million for the year ended September 30, 2012 as compared to $27.6 million for the period from Inception to September 30, 2011. General and administrative expenses increased by $48.1 million, or 174%, for the year ended September 30, 2012 compared to the period from Inception to September 30, 2011. The increase was primarily a result of the comparison of a twelve month period with a four and one half month period, as well as a $4.6 million increase in share based compensation costs and higher run rate of legal related costs.

•
Depreciation and amortization - Depreciation and amortization expense was $139.0 million for the year ended September 30, 2012 compared to $50.7 million for the period from Inception to September 30, 2011. The increase was primarily the result of the comparison of a twelve month period with a four and one half month period.

•
Acquisition-related costs - Acquisition-related costs were $8.8 million for the year ended September 30, 2012 compared to $42.6 million for the period from Inception to September 30, 2011. Acquisition-related costs for the year ended September 30, 2012 consisted primarily of $4.9 million of integration activities due to the Acquisitions and $3.9 million of acquisition costs primarily consisting of due diligence fees and legal fees related to the acquisition of SolarSoft Business Systems, which was consummated in the first quarter of our fiscal 2013. Acquisition-related costs for the period from Inception to September 30, 2011 included sponsor arrangement fees, legal fees, investment banker fees, bond breakage fees, due diligence fees, costs to integrate acquired companies, and costs related to the Acquisitions completed in May 2011.

•
Restructuring costs - During the year ended September 30, 2012, we incurred $4.8 million of management approved restructuring costs primarily as a result of the Acquisitions to eliminate certain employee positions and to consolidate certain excess facilities with the intent to integrate acquisitions and streamline and focus our operations to properly align our cost structure with our projected revenue streams. During the period from Inception to September 30, 2011, we incurred $11.0 million of restructuring costs, primarily as a result of eliminating certain employee positions as a result of the Acquisitions with the intent to streamline and focus our operations and more properly align our cost structure with our projected revenue streams. Restructuring costs decreased primarily as a result of the timing of the restructuring actions taken as a result of the Acquisitions. See Note 11 – Restructuring Costs, to our audited consolidated financial statements.

Interest expense

Interest expense for the year ended September 30, 2012 was $90.5 million compared to $36.6 million for the period from Inception to September 30, 2011. The increase in interest expense was primarily a result of the comparison of a twelve month period with a four and one half month period.
Other expense, net

Other expense for the year ended September 30, 2012 was $0.1 million compared to $0.3 million for the period from Inception to September 30, 2011. Other expense, for the year ended September 30, 2012 included $0.8 million of foreign exchange losses, a $0.7 million sales tax assessment and a loss on disposal of fixed assets of $0.5 million partially offset by $0.9 million of earnings from our previous minority interest in Internet Auto Parts, Inc. and $0.7 million of interest income.

The period from Inception to September 30, 2011 included $0.5 million of foreign exchange losses, partially offset by $0.2 million of interest income.

Income tax benefit
We recognized an income tax benefit of $11.5 million, or 22.8% of pre-tax loss, for the year ended September 30, 2012 compared to an income tax benefit of $26.7 million, or 32.3% of pre-tax loss, for the period from Inception to September 30, 2011. Our income tax rate for the year ended September 30, 2012 differed from the federal statutory rate primarily due to tax benefits related to income tax returns filed during the year and the impact of changes in foreign exchange rates on deferred income taxes, offset by non-deductible expenses including restricted unit compensation, changes in our reserve for uncertain tax positions, and lower tax rates in foreign jurisdictions. In the period from Inception to September 30, 2011, the tax rate was lower than the federal statutory rate primarily due to non-deductible transaction costs.
See Note 9 - Income Taxes, to our audited consolidated financial statements for additional information about income taxes.
Contribution margin
The results of the reportable segments are derived directly from our management reporting system. The results are based on our method of internal reporting using segment contribution margin as a measure of operating performance and are not necessarily in conformity with United States generally accepted accounting principles ("GAAP”). Our management measures the performance of each segment based on several metrics, including contribution margin as defined below, which is not a financial measure calculated in accordance with GAAP. Asset data is not reviewed by our management at the segment level and therefore is not included.
Segment contribution margin includes all segment revenues less the related cost of sales, direct marketing, sales, and product development expenses as well as certain general and administrative expenses, including bad debt expenses and direct legal costs. A significant portion of each segment’s expenses arises from shared services and centrally managed infrastructure support costs that we allocate to the segments to determine segment contribution margin. These expenses primarily include information technology services, facilities, and telecommunications costs.
Certain operating expenses are not allocated to segments because they are separately managed at the corporate level. These unallocated costs include marketing costs (other than direct marketing), general and administrative costs, such as human resources, finance and accounting, share-based compensation expense, depreciation and amortization of intangible assets, acquisition-related costs, restructuring costs, interest expense, and other income (expense).
There are significant judgments that our management makes with respect to the direct and indirect allocation of costs that may affect the calculation of contribution margin. While our management believes these and other related judgments are reasonable and appropriate, others could assess such matters in ways different than our management.
The exclusion of costs not considered directly allocable to individual business segments results in contribution margin not taking into account substantial costs of doing business. We use contribution margin, in part, to evaluate the performance of, and allocate resources to, each of the segments. While our management may consider contribution margin to be an important measure of comparative operating performance, this measure should be considered in addition to, but not as a substitute for, net income (loss), cash flow and other measures of financial performance prepared in accordance with GAAP that are otherwise presented in our financial statements. In addition, our calculation of contribution margin may be different from the calculation used by other companies and, therefore, comparability may be affected.

Contribution margin for the year ended September 30, 2012 and the period from Inception to September 30, 2011 is as follows:

	Year Ended	Inception to
(in thousands, except percentages)	September 30, 2012	September 30, 2011	Variance $	Variance %
ERP	$154,127	$40,787	$113,340	278%
Retail Solutions	47,042	16,959	30,083	177%
Retail Distribution	65,787	24,190	41,597	172%
Total segment contribution margin	$266,956	$81,936	$185,020	226%

•
ERP contribution margin - ERP contribution margin for the year ended September 30, 2012 was $154.1 million as compared to $40.8 million for the period from Inception to September 30, 2011. The contribution margin for ERP increased by $113.3 million, or 278%, for the year ended September 30, 2012 compared to the period from Inception to September 30, 2011. The increase was primarily attributable to the comparison of a twelve month period with a four and one half month period and lower deferred revenue purchase accounting adjustments partially offset by the seasonality of higher fiscal fourth quarter systems revenues included in the period from Inception to September 30, 2011.

•
Retail Solutions contribution margin - Retail Solutions contribution margin for the year ended September 30, 2012 was $47.1 million as compared to $17.0 million for the period from Inception to September 30, 2011. The contribution margin for Retail Solutions increased by $30.1 million, or 177%, for the year ended September 30, 2012 compared to the period from Inception to September 30, 2011. The increase was primarily attributable to the comparison of a twelve month period with a four and one half month period as well as a higher mix of license revenue and lower mix of hardware revenue in the year ended September 30, 2012 due to large strategic deals.

•
Retail Distribution contribution margin - Retail Distribution contribution margin for the year ended September 30, 2012 was $65.8 million as compared to $24.2 million for the period from Inception to September 30, 2011. The contribution margin for Retail Distribution increased by $41.6 million, or 172%, for the year ended September 30, 2012 compared to the period from Inception to September 30, 2011. The increase was primarily attributable to the comparison of a twelve month period with a four and one half month period, as well as higher support revenues driven by the Internet Auto Parts, Inc. acquisition and support price increases.

The reconciliation of total segment contribution margin to loss before income taxes is as follows:

	Year Ended	Inception to
(in thousands)	September 30, 2012	September 30, 2011
Segment contribution margin	$266,956	$81,936
Corporate and unallocated costs	(66,047)	(23,378)
Share-based compensation expense	(8,308)	—
Depreciation and amortization	(138,985)	(50,716)
Acquisition-related costs	(8,845)	(42,581)
Restructuring costs	(4,776)	(11,049)
Interest expense	(90,483)	(36,643)
Other expense, net	(133)	(257)
Loss before income taxes	$(50,621)	$(82,688)

Year Ended September 30, 2012 Compared to the period from October 1, 2010 to May 15, 2011 (Predecessor)

Total revenues

Our total revenues were $855.5 million for the year ended September 30, 2012 as compared to $227.4 million for the period from October 1, 2010 to May 15, 2011. Total revenues increased by $628.1 million, or 276%, for the year ended September 30, 2012 as compared to the period October 1, 2010 to May 15, 2011. The increase in total revenues was primarily attributable to an incremental $479.4 million of revenues from Legacy Epicor, as well as a $148.7 million increase in Predecessor revenues attributable to the comparison of a twelve month period with a seven and one half month period.

The following table sets forth, for the periods indicated, our segment revenues by systems and services and the variance thereof:

		Predecessor
	Year Ended	October 1, 2010 to
(in thousands, except percentages)	September 30, 2012	May 15, 2011	Variance $	Variance %
ERP revenues:
Systems:
License	$100,395	$17,037	$83,358	489%
Professional services	128,712	13,765	114,947	835%
Hardware	15,489	6,338	9,151	144%
Other	504	4	500	12,500%
Total systems	245,100	37,144	207,956	560%
Services	270,100	63,571	206,529	325%
Total ERP revenues	515,200	100,715	414,485	412%
Retail Solutions revenues:
Systems:
License	20,698	—	20,698	—
Professional services	36,334	—	36,334	—
Hardware	19,708	—	19,708	—
Other	—	—	—	—
Total systems	76,740	—	76,740	—
Services	61,374	—	61,374	—
Total Retail Solutions revenues	138,114	—	138,114	—
Retail Distribution revenues:
Systems:
License	18,078	11,155	6,923	62%
Professional services	12,821	9,106	3,715	41%
Hardware	17,946	13,217	4,729	36%
Other	4,802	3,127	1,675	54%
Total systems	53,647	36,605	17,042	47%
Services	148,496	90,010	58,486	65%
Total Retail Distribution revenues	202,143	126,615	75,528	60%
Total revenues:
Systems:
License	139,171	28,192	110,979	394%
Professional services	177,867	22,871	154,996	678%
Hardware	53,143	19,555	33,588	172%
Other	5,306	3,131	2,175	69%
Total systems	375,487	73,749	301,738	409%
Services	479,970	153,581	326,389	213%
Total revenues	$855,457	$227,330	$628,127	276%

Our ERP, Retail Solutions and Retail Distribution segments accounted for approximately 60%, 16% and 24%, respectively, of our revenues during the year ended September 30, 2012. This compares to the period from October 1, 2010 to May 15, 2011, in which the Predecessor's ERP, Solutions and Retail Distribution segments accounted for approximately 44%, 0%, and 56%, respectively, of its revenues. See Note 13- Segment Reporting, to our audited consolidated financial statements for further information on our segments, including a summary of our segment revenues and contribution margin.

The following table sets forth, for the periods indicated, our Non-GAAP segment revenues by systems and services excluding the impact of deferred revenue purchase accounting adjustments. Segment revenues excluding the impact of deferred revenue purchase accounting adjustments do not represent GAAP revenues for our segments and should not be viewed as alternatives for GAAP revenues. We use segment revenues excluding the impact of deferred revenue purchase accounting adjustments in order to compare the results of our segments on a comparable basis.

		Predecessor
	Year Ended	October 1, 2010 to
(in thousands, except percentages)	September 30, 2012	May 15, 2011	Variance $	Variance %
Systems revenues:
ERP	$245,521	$37,144	$208,377	561%
Retail Solutions	77,384	—	77,384	—
Retail Distribution	54,151	36,605	17,546	48%
Deferred revenue purchase accounting adjustment	(1,569)	—	(1,569)	—
Total systems revenues	375,487	73,749	301,738	409%
Services revenues:
ERP	282,843	63,571	219,272	345%
Retail Solutions	62,497	—	62,497	—
Retail Distribution	148,850	90,010	58,840	65%
Deferred revenue purchase accounting adjustment	(14,220)	—	(14,220)	—
Total services revenues	479,970	153,581	326,389	213%
Total revenues:
ERP	528,364	100,715	427,649	425%
Retail Solutions	139,881	—	139,881	—
Retail Distribution	203,001	126,615	76,386	60%
Deferred revenue purchase accounting adjustment	(15,789)	—	(15,789)	—
Total revenues	$855,457	$227,330	$628,127	276%

The following amounts are stated net of deferred revenue purchase accounting adjustments.

•
ERP revenues - ERP revenues were $515.2 million for the year ended September 30, 2012 as compared to $100.7 million for the period from October 1, 2010 to May 15, 2011. ERP revenues increased by $414.5 million, or 412%, for the year ended September 30, 2012 compared to the period from October 1, 2010 to May 15, 2011, primarily as a result of an incremental $341.3 million of ERP revenues from Legacy Epicor, as well as an increase in Predecessor ERP revenues of $73.2 million (net of a $2.4 million deferred revenue purchase accounting adjustment) which was primarily attributable to the comparison of a twelve month period with a seven and one half month period as well as an increase in the number of strategic deals in the year ended September 30, 2012.

◦
ERP systems revenues for the year ended September 30, 2012 were $245.1 million compared to $37.1 million for the period from October 1, 2010 to May 15, 2011. ERP systems revenues increased by $208.0 million, or 560%, due to an incremental $176.0 million of ERP systems revenue from Legacy Epicor, as well as an increase in Predecessor ERP systems revenue of $32.0 million which was primarily attributable to the comparison of a twelve month period with a seven and one half month period as well as an increase in the number of strategic deals in the year ended September 30, 2012.

◦
ERP services revenues were $270.1 million for the year ended September 30, 2012 compared to $63.6 million for the period from October 1, 2010 to May 15, 2011. ERP services revenues increased by $206.5 million, or 325%, due to an incremental $165.3 million of ERP services revenues from Legacy Epicor, as well as an increase in Predecessor ERP services revenues of $41.2 million (net of a $2.3 million deferred revenue purchase accounting adjustment) which was primarily attributable to the comparison of a twelve month period with a seven and one half month period and support price increases, partially offset by legacy platform attrition.

•
Retail Solutions revenues - Retail Solutions revenues were $138.1 million for the year ended September 30, 2012. The Retail Solutions segment originated in Legacy Epicor, and as such, for the period from October 1, 2010 to May 15, 2011, the Predecessor's results do not include revenues from the Retail Solutions segment. Retail Solutions systems and services revenues were $76.7 million and $61.4 million, respectively, in the year ended September 30, 2012.

•
Retail Distribution revenues - Retail Distribution revenues were $202.1 million for the year ended September 30, 2012 compared to $126.6 million for the period from October 1, 2010 to May 15, 2011. Retail Distribution revenues increased by $75.5 million or 60%, for the year ended September 30, 2012 compared to the period from October 1, 2010 to May 15, 2011, primarily as a result of the comparison of a twelve month period with a seven and one half month period. Retail Distribution systems revenues increased by $17.0 million (net of a $0.5 million deferred revenue purchase accounting adjustment), or 47%, primarily as a result of the comparison of a twelve month period with a seven and one half month period, partially offset by a lower run rate of hardware revenues due to a higher level of hardware upgrades in the period from October 1, 2010 to May 15, 2011. Retail Distribution services revenues increased by $58.5 million (net of a $0.4 million deferred revenue purchase accounting adjustment), or 65%, primarily as a result of the comparison of a twelve month period with a seven and one half month period, as well as a $1.9 million increase due to the Internet Auto Parts acquisition and support price increases, partially offset by legacy platform attrition.

Total operating and other expenses
The following table sets forth our operating and other expenses for the periods indicated and the variance thereof:

		Predecessor
	Year Ended	October 1, 2010 to
(in thousands, except percentages)	September 30, 2012	May 15, 2011	Variance $	Variance %
Cost of systems revenues	$211,814	$39,922	$171,892	431%
Cost of services revenues	144,590	47,866	96,724	202%
Total cost of revenues	356,404	87,788	268,616	306%
Sales and marketing	147,446	36,200	111,246	307%
Product development	83,304	19,659	63,645	324%
General and administrative	75,702	21,519	54,183	252%
Depreciation and amortization	138,985	25,322	113,663	449%
Acquisition related costs	8,845	16,846	(8,001)	(47)%
Restructuring costs	4,776	27	4,749	17,589%
Total other operating expenses	459,058	119,573	339,485	284%
Interest expense	(90,483)	(33,069)	(57,414)	174%
Other income (expense), net	(133)	223	(356)	(160)%
Income tax benefit	(11,535)	(4,488)	(7,047)	157%

•
Cost of systems revenues - Cost of systems revenues was $211.8 million for the year ended September 30, 2012 as compared to $39.9 million for the period from October 1, 2010 to May 15, 2011. Cost of systems revenues increased by $171.9 million, or 431%, for the year ended September 30, 2012 compared to the period from October 1, 2010 to May 15, 2011, primarily as a result of an incremental $149.1 million of cost of systems revenues from Legacy Epicor, as well as a $22.8 million increase in Predecessor cost of systems revenues which was primarily attributable to the comparison of a twelve month period with a seven and one half month period.

•
Cost of services revenues - Cost of services revenues was $144.6 million for the year ended September 30, 2012 compared to $47.9 million for the period from October 1, 2010 to May 15, 2011. Cost of services revenues increased by $96.7 million, or 202%, for the year ended September 30, 2012 compared to the period from October 1, 2010 to May 15, 2011, primarily as a result of an incremental $68.7 million of cost of services revenues from Legacy Epicor, as well as a $28.0 million increase in Predecessor cost of services revenues which was primarily attributable to the comparison of a twelve month period with a seven and one half month period as well as approximately a one million dollar lower run rate of employee rated expenses.

Total other operating expenses were $459.1 million for the year ended September 30, 2012 as compared to $119.6 million for the period from October 1, 2010 to May 15, 2011. Total other operating expenses increased by $339.5 million, or 284%, for the year ended September 30, 2012 compared to the period from October 1, 2010 to May 15, 2011. The increase was primarily attributable to incremental operating expenses from Legacy Epicor, as well as an increase in Predecessor other operating expenses which was primarily attributable to the comparison of a twelve month period with a seven and one half month period.

•
Sales and marketing - Sales and marketing expenses were $147.4 million for the year ended September 30, 2012 as compared to $36.2 million for the period from October 1, 2010 to May 15, 2011. Sales and marketing expenses increased by $111.2 million, or 307%, for the year ended September 30, 2012 compared to the period from October 1, 2010 to May 15, 2011. The increase was primarily attributable to an incremental $92.8 million of sales and marketing expenses from Legacy Epicor, as well as an $18.4 million increase in Predecessor sales and marketing expenses which was primarily attributable to the comparison of a twelve month period with a seven and one half month period, partially offset by approximately a three million dollar decrease in the run rate of Predecessor employee related expenses primarily due to lower share based compensation costs.

•
Product development - Product development expenses were $83.3 million for the year ended September 30, 2012, as compared to $19.7 million for the period from October 1, 2010 to May 15, 2011. Product development expenses increased by $63.6 million, or 324%, for the year ended September 30, 2012 compared to the period from October 1, 2010 to May 15, 2011. The increase was primarily a result of an incremental $52.9 million of product development expenses from Legacy Epicor, as well as a $10.7 million increase in Predecessor product development expenses which was primarily attributable to the comparison of a twelve month period with a seven and one half month period, partially offset by approximately a one and a half million dollar decrease in the run rate of Predecessor employee related expenses primarily due to a lower run rate of incentive bonus expenses.

•
General and administrative - General and administrative expenses were $75.7 million for the year ended September 30, 2012 as compared to $21.5 million for the period from October 1, 2010 to May 15, 2011. General and administrative expenses increased by $54.2 million, or 252%, for the year ended September 30, 2012 compared to the period from October 1, 2010 to May 15, 2011. The increase was primarily a result of an incremental $37.3 million of general and administrative expenses from Legacy Epicor, as well as a $16.9 million increase in Predecessor general and administrative expenses which was primarily attributable to the comparison of a twelve month period with a seven and one half month period as well as approximately a one million dollar increase in the run rate of Predecessor employee related expenses primarily due to higher share based compensation costs.

•
Depreciation and amortization - Depreciation and amortization expense was $139.0 million for the year ended September 30, 2012 compared to $25.3 million for the period from October 1, 2010 to May 15, 2011. The increase was primarily the result of additional amortization on increased intangible assets due to the Acquisitions as well as the comparison of a twelve month period with a seven and one half month period.

•
Acquisition-related costs - Acquisition-related costs were $8.8 million for the year ended September 30, 2012, compared to $16.8 million for the period from October 1, 2010 to May 15, 2011. Acquisition-related costs for the year ended September 30, 2012 consisted primarily of $4.9 million of integration activities due to the Acquisitions and $3.9 million of acquisition costs primarily consisting of due diligence fees and legal fees related to the acquisition of SolarSoft Business Systems, which was consummated in the first quarter of our fiscal 2013. Acquisition-related costs for the period from October 1, 2010 to May 15, 2011 included the Predecessor's acquisition costs incurred prior to the Acquisitions.

•
Restructuring costs - During the year ended September 30, 2012, we incurred $4.8 million of management approved restructuring costs primarily as a result of the Acquisitions to eliminate certain employee positions and to consolidate certain excess facilities with the intent to integrate acquisitions and streamline and focus our operations to properly align our cost structure with our projected revenue streams. During the period from October 1, 2010 to May 15, 2011, the Predecessor incurred insignificant restructuring costs. See Note 11 – Restructuring Costs, to our audited consolidated financial statements.

Interest expense

Interest expense for the year ended September 30, 2012 was $90.5 million compared to $33.1 million for the period from October 1, 2010 to May 15, 2011. The increase in interest expense was primarily a result of increased debt levels after the

Acquisitions, as well as the comparison of a twelve month period with a four and one half month period partially offset by the 2011 write-off of deferred financing fees of approximately $7.8 million for retired debt instruments of the Predecessor .
Other income (expense), net

Other income (expense) for the year ended September 30, 2012 was $0.1 million of expense compared to $0.2 million of income for the period from October 1, 2010 to May 15, 2011. Other income (expense), net for the year ended September 30, 2012 included $0.8 million of foreign exchange losses, a $0.7 million sales tax assessment and a loss on disposal of fixed assets of $0.5 million partially offset by $0.9 million of earnings from our previous minority interest in Internet Auto Parts, Inc. and $0.7 million of interest income. The period from October 1, 2010 to May 15, 2011 included $1.4 million of earnings from our previous minority interest in Internet Auto Parts Inc. as well as $0.3 million of foreign exchange gains, partially offset by a loss on disposal of fixed assets of $1.5 million.
Income tax benefit
We recognized an income tax benefit of $11.5 million, or 22.8% of pre-tax loss, for the year ended September 30, 2012 compared to an income tax benefit of $4.5 million, or 34.9% of pre-tax loss from continuing operations, in the period from October 1, 2010 to May 15, 2011.  Our income tax rate for the year ended September 30, 2012 differed from the federal statutory rate primarily due to tax benefits related to income tax returns filed during the year and the impact of changes in the foreign exchange on deferred income taxes, offset by non-deductible expenses including restricted unit compensation, changes in our reserve for uncertain tax positions, and lower tax rates in foreign jurisdictions. The Predecessor’s effective tax rate for the period from October 1, 2010 to May 15, 2011 differed from the statutory rate primarily due to non-deductible transaction costs and the tax cost of repatriation of earnings from foreign subsidiaries.
See Note 9- Income Taxes, to our audited consolidated financial statements for additional information about income taxes.
Contribution margin
The results of the reportable segments are derived directly from our management reporting system. The results are based on our method of internal reporting using segment contribution margin as a measure of operating performance and are not necessarily in conformity with United States generally accepted accounting principles ("GAAP”). Our management measures the performance of each segment based on several metrics, including contribution margin as defined below, which is not a financial measure calculated in accordance with GAAP. Asset data is not reviewed by our management at the segment level and therefore is not included.
Segment contribution margin includes all segment revenues less the related cost of sales, direct marketing, sales, and product development expenses as well as certain general and administrative expenses, including bad debt expenses and direct legal costs. A significant portion of each segment’s expenses arises from shared services and centrally managed infrastructure support costs that we allocate to the segments to determine segment contribution margin. These expenses primarily include information technology services, facilities, and telecommunications costs.
Certain operating expenses are not allocated to segments because they are separately managed at the corporate level. These unallocated costs include marketing costs (other than direct marketing), general and administrative costs, such as human resources, finance and accounting, share-based compensation expense, depreciation and amortization of intangible assets, acquisition-related costs, restructuring costs, interest expense, and other income (expense).
There are significant judgments that our management makes with respect to the direct and indirect allocation of costs that may affect the calculation of contribution margin. While our management believes these and other related judgments are reasonable and appropriate, others could assess such matters in ways different than our management.
The exclusion of costs not considered directly allocable to individual business segments results in contribution margin not taking into account substantial costs of doing business. We use contribution margin, in part, to evaluate the performance of, and allocate resources to, each of the segments. While our management may consider contribution margin to be an important measure of comparative operating performance, this measure should be considered in addition to, but not as a substitute for, net income (loss), cash flow and other measures of financial performance prepared in accordance with GAAP that are otherwise presented in our financial statements. In addition, our calculation of contribution margin may be different from the calculation used by other companies and, therefore, comparability may be affected.
Contribution margin for the year ended September 30, 2012 and the period October 1, 2010 to May 15, 2011 (Predecessor) is as follows:

		Predecessor
	Year Ended	October 1, 2010 to
(in thousands, except percentages)	September 30, 2012	May 15, 2011	Variance $	Variance %
ERP	$154,127	$44,049	$110,078	250%
Retail Solutions	47,042	—	47,042	—
Retail Distribution	65,787	40,981	24,806	61%
Total segment contribution margin	$266,956	$85,030	$181,926	214%

•
ERP contribution margin - ERP contribution margin for the year ended September 30, 2012 was $154.1 million as compared to $44.0 million for the period from October 1, 2010 to May 15, 2011. The contribution margin for ERP increased by $110.1 million, or 250%, for the year ended September 30, 2012 compared to the period from October 1, 2010 to May 15, 2011. The increase was primarily attributable to $67.2 million of incremental contribution margin from Legacy Epicor, as well as $42.9 million of increased Predecessor ERP contribution margin primarily due the comparison of a twelve month period with a seven and one half month period as well as an increased run rate of Predecessor’s license and professional services gross margins due to an increase in the number of strategic deals and a lower run rate for employee related expenses in sales and marketing and product development in the year ended September 30, 2012.

•
Retail Solutions contribution margin - The contribution margin for Retail Solutions was $47.0 million for the year ended September 30, 2012. The Retail Solutions segment originated in Legacy Epicor. As such, the Predecessor's results for the period from October 1, 2010 to May 15, 2011 did not include contribution margin from Retail Solutions.

•
Retail Distribution contribution margin - Retail Distribution contribution margin for the year ended September 30, 2012 was $65.8 million as compared to $41.0 million for the period from October 1, 2010 to May 15, 2011. The contribution margin for Retail Distribution increased by $24.8 million, or 61%, for the year ended September 30, 2012 compared to the period from October 1, 2010 to May 15, 2011. The increase was primarily attributable to the comparison of a twelve month period with a seven and one half month period as well as a $1.9 million increase services revenues as a result of the Internet Auto Parts, Inc. acquisition, a higher run rate for support revenues due to support prices increase which was partially offset by a lower systems gross margins as a result of lower hardware gross margins due to lower hardware revenue on a run rate basis as a result of a large number of hardware upgrades that occurred during the period of October 1, 2010 to May 15, 2011.

The reconciliation of total segment contribution margin to loss before income taxes is as follows:

		Predecessor
	Year Ended	October 1, 2010 to
(in thousands)	September 30, 2012	May 15, 2011
Segment contribution margin	$266,956	$85,030
Corporate and unallocated costs	(66,047)	(17,153)
Share-based compensation expense	(8,308)	(5,713)
Depreciation and amortization	(138,985)	(25,322)
Acquisition-related costs	(8,845)	(16,846)
Restructuring costs	(4,776)	(27)
Interest expense	(90,483)	(33,069)
Other income (expense), net	(133)	223
Loss before income taxes	$(50,621)	$(12,877)